UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14908

Ducati Motor Holding S.p.A.

(Exact name of registrant as specified in its charter)

Via A. Cavalieri Ducati 3,
40132 Bologna, Italy
+39-051-6413111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing ten Ordinary Shares
Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934::

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

General

This Form 15F relates to American Depositary Shares (“ADSs”) each representing 10 of our ordinary shares, and to our ordinary shares. In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of our ordinary shares, but is intended to support the certification set forth in this Form with respect to both our ADSs and our ordinary shares. The use of we, us, our or similar terms in this Form refers to Ducati Motor Holding S.p.A.

PART I

Item 1. Exchange Act Reporting History

We first incurred the duty to file reports under section 13(a) and section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) in March 1999, when we completed an initial public offering in the United States of 90,200,000 of our ordinary shares (of which 17,000,000 shares were newly issued and 73,200,000 shares were sold by our shareholders) in the form of ordinary shares and ADSs. Our ADSs were listed on the New York Stock Exchange on March 24, 1999 in connection with our initial public offering.

We have filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form, and we have filed at least one annual report on Form 20-F.

Item 2. Recent United States Market Activity

Our securities were last sold in the United States in a registered offering under the Securities Act of 1933 in our March 1999 initial public offering.

Item 3. Foreign Listing and Primary Trading Market

Our ordinary shares have been listed since March 24, 1999 on the Mercato Telematico Azionario, the automated screen-based trading system managed by Borsa Italiana S.p.A. (the “Italian Stock Exchange”), which is located in Italy. We have maintained that listing for at least the 12 months preceding the filing of this Form.

The Italian Stock Exchange constitutes the primary trading market for our shares. During the 12 month period beginning on May 1, 2006 and ending on April 30, 2007, the average daily trading volume of transactions in our ordinary shares effected on the Italian Stock Exchange represented approximately 98.41% of the worldwide average daily trading volume of our ordinary shares. We have included off-exchange transactions in the denominator for purposes of determining this ratio.

Item 4. Comparative Trading Volume Data

The following table sets forth the average daily trading volume of our ordinary shares in the United States and worldwide during the 12 month period beginning on May 1, 2006 and ending on April 30, 2007:

Average daily trading volume (in number of ordinary shares)
United States(1) (2)	33,730
Worldwide(2)	2,149,456

(1)
In the United States our ordinary shares trade in the form of ADSs, each of which represents 10 ordinary shares. For purposes of this calculation we have counted the number of ordinary shares represented by each ADS.

(2)	Includes on-exchange as well as off-exchange transactions.

During the 12 month period beginning on May 1, 2006 and ending on April 30, 2007, the average daily trading volume of our ordinary shares in the United States represented approximately 1.57% of the worldwide average daily trading volume of our ordinary shares.

The trading volume information set forth above was obtained from Capital Precision, a commercial information service provider based in the United Kingdom which has indicated to us that it used Bloomberg and Reuters as its sources.

Concurrently with the filing of this Form 15F for purposes of terminating our reporting obligations under sections 13(a) and 15(d) of the Exchange Act, we are filing Form 25 for purposes of notifying the Commission of the concurrent delisting of our ADSs from the New York Stock Exchange. We have not previously delisted our ADS or ordinary shares from a national securities exchange or inter-dealer quotation system in the United States.

As of the filing of this Form we have not terminated a sponsored American depositary receipt facility regarding our ordinary shares.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

On May 15, 2007, we issued a press release in the United States through PR Newswire disclosing our intent to terminate our duty to file reports under section 13(a) and 15(d) of the Exchange Act. On that same date we furnished the Commission with a copy of this press release under cover of Form 6-K.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at www.ducati.com.

PART III

Item 10. Exhibits

Exhibit Number	Description
A	Press release issued by the Company disclosing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

We hereby undertake to withdraw this Form 15F if, at any time before the effectiveness of our termination of reporting under Rule 12h-6, we have actual knowledge of information that causes us reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of our subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that we used for purposes of Rule 12h-6(a)(4)(i); or

2.	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Ducati Motor Holding S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Ducati Motor Holding S.p.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

/s/ Gabriele Del Torchio
Gabriele Del Torchio
Managing Director

Date: June 4, 2007

Exhibit A

Ducati announces intention to delist from NYSE and to terminate registration of its shares and ADSs under the Exchange Act.

Bologna, May 14, 2007 - Ducati Motor Holding S.p.A. (Borsa Italiana: DMH; NYSE: DMH). The Board of Directors of Ducati Motor Holding S.p.A. today authorized the withdrawal of the listing and registration of the Company’s American Depositary Shares (“ADSs”) with the New York Stock Exchange (“NYSE”), and resolved to terminate its registration and reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).

On May 14, 2007, the Board of Directors of Ducati Motor Holding S.p.A. approved a plan to withdraw the listing and registration of its ADSs with the NYSE, to terminate the registration of its ordinary shares under section 12(g) Exchange Act, and to terminate its reporting obligations under section 13(a) and section 15(d) of the Exchange Act.

In light of the costs associated with maintaining the listing and registration of Ducati’s ordinary shares and ADSs with the NYSE and the Securities and Exchange Commission (the “SEC”), and the sustained low trading volumes of these securities in the United States, the Board decided to take advantage of recent amendments by the SEC to the requirements foreign private issuers must meet in order to terminate the registration of a class of equity securities under section 12(g) of the Exchange Act and the duty to file reports required thereunder.

Ducati will concurrently submit written notice to the NYSE of its intention to delist its ADSs and expects to file Form 25 and Form 15F with the SEC on or about June 4, 2007. Ducati expects that the delisting will become effective 10 days after the filing of Form 25 and the deregistration will become effective 90 days after the filing of Form 15F.

Ducati has not arranged for listing and/or registration of its ordinary shares and ADSs on any other U.S. national securities exchange or for quotation of these securities in any quotation medium (as defined in Rule 15c2-11 under the Exchange Act). Ducati’s ordinary shares will remain listed on the Mercato Telematico Azionario, the automated screen-based trading system managed by Borsa Italiana S.p.A. (the “Italian Stock Exchange”), which is located in Italy. The Italian Stock Exchange constitutes the primary trading market for Ducati’s ordinary shares.

The delisting and deregistration do not affect Ducati’s business strategy in the United States nor its commitment to high standards of corporate governance and financial reporting. The company will continue to make English translations of its annuals reports, financial statements and other press releases available at its Website: www.ducati.com.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in seven market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada SportClassic and the new Hypermotard. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won fourteen of the last sixteen World Superbike Championship titles and more individual victories than the competition put together. Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

For further information, please contact:

Paolo Poma
Director Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: paolo.poma@ducati.com
Main Tel: +39 051 6413111
Direct Tel: +39 051 6413213